SEC FILE NUMBER 000-17781

CUSIP NUMBER 871503 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 29, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Symantec Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

350 Ellis Street, Mountain View, CA

Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Symantec Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2018 (the “Form 10-Q”) because it requires additional time to prepare its financial statements included in the Form 10-Q.

On May 30, 2018, the Company filed with the Securities and Exchange Commission a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended March 30, 2018 because the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) had commenced an internal investigation in connection with concerns raised by a former employee. The Audit Committee has retained and continues to work diligently with its independent counsel and advisors to complete its internal investigation as soon as possible. As a result, the Company has not finalized its financial statements pending completion of the investigation, and the Company is not in a position to file its Form 10-Q until after the Audit Committee completes its internal investigation and subsequent procedures by the Company’s independent public accounting firm.

The Company has voluntarily contacted the Securities and Exchange Commission to advise it that an internal investigation is underway, and the Audit Committee intends to provide additional information to the SEC as the investigation proceeds. The investigation is ongoing and the Company cannot predict the duration or outcome of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott C. Taylor	650	527-8000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Annual Report on Form 10-K for the fiscal year ended March 30, 2018

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYMANTEC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2018	By:	/s/ Scott C. Taylor
		Name:	Scott C. Taylor
		Title	Executive Vice President, General Counsel and Secretary